UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                Biogentech Corp.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   09063N 10 4
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                                 (CUSIP Number)

         Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
                                 (949) 757-0001

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                                November 26, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   09063N 10 4
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________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Chaslav Radovich
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States
________________________________________________________________________________
               7.   Sole Voting Power     306,200
  NUMBER OF                               ---------
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power        11,750,000
 OWNED BY                                      ----------
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power     306,200
   PERSON                                     ---------
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power    11,750,000
                                                ----------
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     12,056,200
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     49.7%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER
---------------------------

This statement relates to shares of the common stock, $.001 par value of Biogentech Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.

ITEM 2. IDENTITY AND BACKGROUND
--------------------------------

     (a) Name;                                  Chaslav Radovich

     (b) Business address;                      2445 McCabe Way, Suite 150,
                                                Irvine, CA 92614

     (c) Present Principal Occupation:          Sole officer and director of
                                                the Issuer.

     (d) Disclosure of Criminal Proceedings:    none

     (e) Disclosure of Civil Proceedings:       none

     (f) Citizenship.                           United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Chaslav Radovich, sole officer and director of the Issuer, acquired 306,200 shares of the Issuer's shares in exchange for his shares of Biogentech Inc. a privately held Nevada corporation that is the Issuer's wholly owned subsidiary on November 26, 2003 pursuant to a share exchange agreement. Mr. Radovich owns 262,200 shares of the Issuer's common stock directly and personally, and 44,000 shares as custodian for the benefit of his minor child, Milena Radovich.

ITEM 4. PURPOSE OF TRANSACTION
-------------------------------

Mr. Radovich acquired 360,200 shares in exchange for his shares of Biogentec Inc., pursuant to the share exchange agreement dated March 31, 2003 by which the Issuer acquired Biogentec Inc. as a wholly owned subsidiary. Mr. Radovich owns 262,200 shares of the Issuer's common stock directly and personally, and 44,000 shares as custodian for the benefit of his minor child, Milena Radovich.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Radovich beneficially owns a total of 12,056,200 shares of the Issuer's common stock as follows:

(a) Chaslav Radovich, sole officer and director of the Issuer, owns 262,200 shares individually, and as custodian for his minor child Milena Radovich, who owns 44,000 shares. The St. Petka Trust directly owns 11,750,000 shares of the Issuer's common stock which comprises 44.8% of the Issuer's total issued and outstanding shares. The beneficiaries of the St. Petka Trust are immediate family members of Chaslav Radovich and Milena Radovich, and who share a household with those beneficiaries of the St. Petka Trust.

(b) Chaslav Radovich has sole voting and dispostive power as to the 262,000 shares he owns individually and as to the 44,000 shares which he holds as custodian for his minor child, Milena Radovich. The St. Petka Trust has sole voting and dispositive power as to the 11,750,000 shares it owns directly.

(c) None.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
--------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 2003
-----------------------------
Date

/s/ Chaslav Radovich
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Signature



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)